UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-119047-10

WELLS FARGO FINANCIAL AUTO OWNER TRUST 2005-A
(Exact name of registrant as specified in its charter)

c/o Wilmington Trust Company

Rodney Square North, 1100 North Market Street

Wilmington, Delaware 19890-0001

(302) 651-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1              3.39% Asset Backed Notes

Class A-2              3.86% Asset Backed Notes

Class A-3              4.09% Asset Backed Notes

Class A-4              4.28% Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Class A-1           3.39% Asset Backed Notes                0

Class A-2           3.86% Asset Backed Notes                7

Class A-3           4.09% Asset Backed Notes                17

Class A-4           4.28% Asset Backed Notes                40

Pursuant to the requirements of the Securities Exchange Act of 1934, Wells Fargo Financial Auto Owner Trust 2005-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2006	By:	Wells Fargo Financial, Inc.,
as Master Servicer

		By:	/s/ Steven N. Owenson
Steven N. Owenson
Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.